1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Welcomes Government Approval for 0.18 Micron Generation Technology Transfer to China
Hsinchu, Taiwan, December 29, 2006 - TSMC (TAIEX: 2330, NYSE: TSM) The government of Taiwan, R.O.C., approved on December 29 TSMC’s application to transfer 0.18 micron generation semiconductor process technology to China for production. TSMC welcomes the decision and believes that it will help our competitiveness in the China market.
“TSMC greatly welcomes the government’s decision,” said TSMC Spokesperson and Vice President Ms. Lora Ho. “The addition of 0.18 micron process technology to our existing 0.35 micron and 0.25 micron process capabilities will help us meet the manufacturing needs of our customers in China, and we believe that we will win more orders and expand TSMC’s market share in China.”
Ms. Ho added that while TSMC will build 0.18 micron semiconductor manufacturing capacity in China in line with government regulations, the company will also expand investment in Taiwan according to its established plans. These include additional construction of advanced 12-inch wafer fabs, as well as continued progress into leading technologies such as the 65 nanometer, 45 nanometer, and 32 nanometer nodes.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Eva Lin
Principal Administrator, TSMC
Tel: 886-3-505-5031
Mobile: 886-955-701781
Fax: 886-3-567-0121
E-Mail: eva_lin@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 29, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer